UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Reports Passenger Traffic Decrease of 90.7% for the Month of May

GUADALAJARA, Mexico, June 04, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of May 2020, compared to traffic figures for May 2019.

For May 2020, as a result of the effects of the COVID-19 pandemic, total terminal passengers at GAP’s 14 airports decreased by 90.7%, compared to the same period of the previous year, in line with expectations. Domestic passenger traffic decreased by 88.3%, while international passenger traffic decreased by 94.4%.

In terms of the operation of our airports in Mexico, the Mexican government continues its policy of not issuing any travel restrictions. However, quarantine levels remained high during the month of May, which resulted in a large volume of domestic and international flight cancellations. Quarantine measures were lifted on June 1, 2020, whereby essential economic activity will be allowed to return in phases. In Jamaica, incoming international flights were cancelled, with the exception of cargo transportation. These flight restrictions were lifted on May 31, 2020.

Domestic Terminal Passengers – 13 airports (in thousands):

Airport	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Guadalajara	922.0	93.6	-89.8%	4,205.5	2,514.0	-40.2%
Tijuana*	528.5	107.9	-79.6%	2,397.0	1,636.8	-31.7%
Puerto Vallarta	157.8	6.8	-95.7%	660.6	380.9	-42.3%
Los Cabos	160.8	17.7	-89.0%	717.5	442.5	-38.3%
Montego Bay	0.9	0.0	-100.0%	3.5	1.0	-72.6%
Guanajuato	185.6	11.2	-94.0%	818.0	446.6	-45.4%
Hermosillo	164.9	13.0	-92.1%	705.8	422.5	-40.1%
Mexicali	106.3	11.4	-89.3%	473.5	300.7	-36.5%
Morelia	39.2	12.1	-69.0%	185.8	145.7	-21.6%
La Paz	84.0	6.5	-92.2%	379.4	228.0	-39.9%
Aguascalientes	59.5	4.2	-93.0%	257.7	144.8	-43.8%
Los Mochis	33.8	2.1	-93.7%	155.4	92.7	-40.4%
Manzanillo	8.8	0.6	-93.3%	41.0	24.1	-41.3%
Total	2,452.0	287.2	-88.3%	11,000.7	6,780.1	-38.4%

International Terminal Passengers – 13 airports (in thousands):

Airport	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Guadalajara	368.3	30.7	-91.7%	1,696.0	1,017.4	-40.0%
Tijuana*	237.1	36.6	-84.6%	1,133.9	742.3	-34.5%
Puerto Vallarta	204.5	5.7	-97.2%	1,771.2	1,096.4	-38.1%
Los Cabos	299.9	3.1	-99.0%	1,702.0	952.5	-44.0%
Montego Bay	365.1	0.6	-99.8%	2,125.2	1,134.2	-46.6%
Guanajuato	56.3	5.1	-91.0%	285.3	157.3	-44.8%
Hermosillo	5.6	0.4	-93.0%	28.2	19.3	-31.6%
Mexicali	0.6	0.0	-98.2%	2.6	1.3	-52.2%
Morelia	34.7	1.9	-94.4%	169.6	105.0	-38.1%
La Paz	1.1	0.1	-94.6%	5.7	3.5	-39.5%
Aguascalientes	18.2	2.1	-88.3%	79.6	52.0	-34.7%
Los Mochis	0.6	0.0	-96.1%	2.8	1.3	-53.7%
Manzanillo	3.6	0.0	-99.2%	49.0	28.7	-41.4%
Total	1,595.5	86.4	-94.6%	9,051.1	5,311.1	-41.3%

Total Terminal Passengers – 13 airports (in thousands):

Airport	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Guadalajara	1,290.2	124.3	-90.4%	5,901.5	3,531.4	-40.2%
Tijuana*	765.6	144.6	-81.1%	3,530.8	2,379.0	-32.6%
Puerto Vallarta	362.2	12.6	-96.5%	2,431.8	1,477.3	-39.3%
Los Cabos	460.8	20.8	-95.5%	2,419.5	1,395.0	-42.3%
Montego Bay	365.9	0.6	-99.8%	2,128.7	1,135.1	-46.7%
Guanajuato	241.9	16.2	-93.3%	1,103.3	603.9	-45.3%
Hermosillo	170.5	13.4	-92.2%	734.1	441.8	-39.8%
Mexicali	107.0	11.4	-89.4%	476.1	302.0	-36.6%
Morelia	73.9	14.1	-80.9%	355.4	250.6	-29.5%
La Paz	85.1	6.6	-92.2%	385.1	231.5	-39.9%
Aguascalientes	77.7	6.3	-91.9%	337.4	196.8	-41.7%
Los Mochis	34.3	2.2	-93.7%	158.2	94.0	-40.6%
Manzanillo	12.3	0.6	-95.0%	90.0	52.8	-41.3%
Total	4,047.5	373.6	-90.8%	20,051.8	12,091.3	-39.7%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users:

Airport	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Tijuana	232.9	36.5	-84.3%	1,115.0	735.2	-34.1%

Kingston Airport (in thousands):

Passengers	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Domestic	N/A	0.0	N/A	N/A	1.3	N/A
International	N/A	3.6	N/A	N/A	360.8	N/A
Total	N/A	3.6	N/A	N/A	362.1	N/A

Total Passengers – 14 airports (in thousands):

Passengers	May-19	May-20	% Change	Jan-May 19	Jan-May 20	% Change
Domestic	2,452.0	287.2	-88.3%	11,000.7	6,781.4	-38.4%
International	1,595.5	90.0	-94.4%	9,051.1	5,671.9	-37.3%
Total	4,047.5	377.2	-90.7%	20,051.8	12,453.3	-37.9%

Highlights for the Period:

  Seats and Load Factors: In May 2020, the number of seats available declined by 70.2% compared to May 2019; while load factors for the month decreased by 59.6%, from 86.1% in May 2019 to 26.5% in May 2020.

  Kingston: The Company assumed control of the Kingston Airport on October 10, 2019.  Historical figures are presented for comparison purposes, for a total of 3.6 thousand passengers at May 2020, a 97.6% decline versus May 2019.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: June 4, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer